
BERU


05009854

An/To: **Securities and Exchange Commissio**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC, 20549
001-202 942 9624

Von/From: **Katrin Salwig**
BERU AG
0049-(0)7141-132-931

Betreff/Subject: BERU Aktiengesellschaft. Exemption number: 82-34 750
Press release

Dear Sir, Madame,

please find attached the current annuncement of the BERU AG (Translation of the original announcement by BERU AG; mandatory disclosure of July 9, 2005).

Your´s sincerly

i.A. Katrin Salwig

Katrin Salwig
Corporate Communications/Investor Relations

BERU Aktiengesellschaft, Sitz Ludwigsburg · Telefon: ++49-7141-132-0 · Telefax: ++49-7141-132-350 (Zentrale) · E-mail: info@beru.de · Internet: www.beru.com
Amtsgericht Ludwigsburg HRB5087 · Aufsichtsratsvorsitzender: Dr. Ulrich Wöhr · Vorstand: Marco v. Maltzan (Vors.), Dr. Reinhard Meschkat, Dr. Rainer Podeswa
ILN 40 14427 00000 6 · Ust.-Id.Nr: VAT Legisl.: Code d'id TVA: DE 812 173 364 · Steuer Nr. 71390/00823
Banken/Bankers/Banques
• BW-Bank Ludwigsburg-Konto: 8323737000, BLZ: 60430060, Swift-/BIC Code: BWBKDE6S600
• Commerzbank Ludwigsburg-Konto: 735044000, BLZ: 60440073, Swift-/BIC Code: COBADEFF604
• Kreissparkasse Ludwigsburg-Konto: 18700, BLZ: 60450050, Swift-/BIC Code: SOLADES1LBG

BERU Aktiengesellschaft

Ludwigsburg

Securities Identification Number 507210 / ISIN DE0005072102

The annual company and consolidated financial statements of BERU AG for the 2004/2005 financial year were published on June 30, 2005 and have been available since then upon request from the following address: BERU AG, Mörikestr. 155, 71636 Ludwigsburg, Germany.
The financial statements are also available from the appointed paying agents for BERU AG, Baden-Württembergische Bank AG and Deutsche Bank AG, as well as on the Internet, both on our website at www.beru.com and at www.deutsche-boerse.com.

Ludwigsburg, July 2005

The Executive Board


BERU

An/To: **Securities and Exchange Commission**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC, 20549
001-202 942 9624

Von/From: **Katrin Salwig**
BERU AG
0049-(0)7141-132-931

Betreff/Subject: BERU Aktiengesellschaft. Exemption number: 82-34 750 announcement according to § 25 Paragraph 1 of the German German Securities Trade Act

Dear Sir, Madame,

please find attached the current announcement of the BERU AG published at July 16, 2005.

Your´s sincerly

i.A. Katrin Salwig

Katrin Salwig
Corporate Communications/Investor Relations

BERU Aktiengesellschaft

ISIN DE0005072102

Disclosure pursuant to Section 25, Subsection 1 of the German Securities Trading Law (WpHG)

- Correction to the disclosure of June 29, 2005 pursuant to Section 21, Subsection 1 and Section 22, Subsection 1, Sentence 1, No. 1 and Section 24 of the German Securities Trading Law -

On July 13, 2005, the Credit Suisse Group, Paradeplatz 8, 8070 Zurich, Switzerland, sent BERU Aktiengesellschaft the following correction to its notification of June 29, 2005 pursuant to Section 21, Subsection 1 and Section 22, Subsection 1, Sentence 1, No. 1 and Section 24 of the German Securities Trading Law.

"Correction of Notification pursuant to § 21 Para. 1 WpHG, § 22 Para. 1 Sent. 1 No. 1 WpHG and § 24 WpHG,

Dear Sir or Madam,

Reference is made to our notification pursuant to § 21 para. 1 WpHG, dated June 29, 2005. We regret to inform you that this notification was sent to you in error.

*In fact the voting interest held by **Credit Suisse Group** and its affiliated companies **Credit Suisse, Credit Suisse First Boston (International) Holding AG, Credit Suisse First Boston (UK) Investments, Credit Suisse First Boston (UK) Investments Holdings** and **Credit Suisse First Boston (Europe) Limited** in Beru AG on June 22, 2005 and the subsequent period to and including July 11, 2005, at no time exceeded the 5% threshold.*

*In fact, as of 22 June 2005, the voting interest held by **Credit Suisse First Boston (Europe) Limited**, One Cabot Square, London, England E14 4QJ, in Beru AG amounted to 4.78% (477,627 shares) as opposed to 5.08% (507,677 shares) as stated in our notification, dated June 29, 2005.*

This voting interest is attributable to each of the following companies in accordance with § 22 para. 1 sent. 1 no. 1 WpHG:

Credit Suisse Group, Paradeplatz 8, CH-8770 Zurich
Credit Suisse, Paradeplatz 8, CH-8770 Zurich
Credit Suisse First Boston (International) Holding AG, Bahnhofstrasse 17, CH-6300 Zug
Credit Suisse First Boston (UK) Investments, One Cabot Square, London E14 4QJ, England
Credit Suisse First Boston (UK) Investment Holdings, One Cabot Square, London E14 4QJ, England."

The notification from the Credit Suisse Group of June 29, 2005 pursuant to Section 21, Subsection 1 and Section 22, Subsection 1, Sentence 1, No. 1 and Section 24 of

the German Securities Trading Law – which has now proven to be erroneous – was published in the German Stock Exchange Newspaper No. 127 on July 6, 2005.

Ludwigsburg, July 2005

BERU Aktiengesellschaft
The Executive Board